STEEL PARTNERS HOLDINGS L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022

January 20, 2012

VIA EDGAR AND FEDERAL EXPRESS

Jay E. Ingram
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549

Re:	Steel Partners Holdings L.P.
File No. 0-54565
Registration Statement on Form 10 filed December 15, 2011

Dear Mr. Ingram:

Transmitted herewith for filing is Amendment No. 1 to Form 10 (“Amendment No. 1”), marked to show changes from our registration statement on Form 10 filed on December 15, 2011 (“Form 10”).  We acknowledge receipt of the letter of comment, dated January 11, 2012, from the Division of Corporation Finance (the “Comment Letter”) with regard to the above-captioned matter.  The following reflect our responses to the Comment Letter.  The responses are numbered to coincide with the numbering of the comments in the Comment Letter.

General

1.
Please note that we have referred your filing to the Division of Investment Management for their consideration of certain matters relating to the Investment Company Act of 1940. We may have additional comments after completion of their review.

We understand that the Division of Investment Management may have additional comments.

2.
Please note that the registration statement becomes effective automatically 60 days after its initial filing. Steel Partners Holdings L.P. or SPH will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if there are comments open on the Form 10. If SPH does not wish to become subject to these reporting requirements, SPH may wish to consider withdrawing the Form 10 before it becomes effective automatically.

We understand that we have the option to withdraw the Form 10 before it automatically becomes effective on February 13, 2012.

January 20, 2012

3.
We note that SPH completed an exchange transaction, effective as of July 15, 2009, in which SPH acquired the limited partnership interest of Steel Partners II, L.P. or SPII in exchange for SPH’s common units which were distributed to former indirect investors in SPII. We also note that SPH’s common units are quoted on over-the-counter market in the pink sheets. Please provide us with an analysis addressing the Section 5 implications relating to the distribution of the common units effectuated in connection with the exchange transaction.

Pursuant to the terms of an exchange agreement entered into among Steel Partners Master Fund L.P., Steel Partners Holdings L.P., Steel Partners LLC and Steel Partners II GP LLC (as amended and restated, the “Exchange Agreement”), Steel Partners Master Fund L.P. contributed to Steel Partners Holdings L.P. its entire ownership interest in Steel Partners II L.P. in exchange for limited partnership interests of Steel Partners Holdings L.P.  The common units were issued by Steel Partner Holdings L.P. to Steel Partners Master Fund L.P. pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.  The transaction did not constitute a public offering as the offering was made to only one investor.  Steel Partners II GP LLC, as the general partner of Steel Partners Master Fund L.P., was an “accredited investor” as such term is defined in Rule 501 of Regulation D and had full access to the information that would be included in a registration statement as it was under common control with the general partner of Steel Partners Holdings L.P. at the time of the exchange.  The common units were subsequently distributed pro rata to the beneficial owners of Steel Partners Master Fund L.P. in October 2009.  Steel Partners Holdings L.P.’s common units began being quoted on the over-the-counter market on the pink sheets on April 19, 2011.  Prior to April 19, 2011, there was no active trading market for the common units.

4.
Please disclose the specific factual basis for and the context of all SPH’s beliefs, understandings, estimates, and opinions. To the extent that SPH relies on market analyses, please disclose whether the source is publicly available. If the source is unavailable for nominal or no charge, SPH must provide consent for its use or adopt the information as its own. Also, please provide us copies of all sources used for disclosure of statistics.

We have revised our disclosure in Item 1 of Amendment No. 1 to the Form 10 in response to this comment to remove certain such statements and/or certain such qualifiers as to our belief, understanding, estimate or opinion, and we are providing supplemental materials that support the remaining such statements.

 “HNH’s products are marketed and sold through its Lucas-Milhaupt business unit, which HNH believes is the North American market leader in the markets it serves” - Page 4.  According to the World Silver Survey 2011 produced for the Silver Institute by GFMS Limited, a total of 7.6 million ounces of silver were used in the fabrication of silver brazing and soldering materials in the United States and Canada in 2010. Lucas-Milhaupt estimates that is sold approximately 32% of this amount in 2010.  See Annex A.

“HNH’s products are primarily marketed and sold through its OMG business unit, the market leader in fasteners” - Page 5.  See Annex B.

“HNH is a diversified manufacturer of engineered niche industrial products with leading market positions in several of the markets that it serves” - Page 4.  In addition to the forgoing information regarding Lucas-Milhaupt and OMG, based upon the list of leading grocery retailers as reported in the 2011 Marketing Guidebook published by Stagnito Media, Kasco Blades and Route Repair Services estimates that it provides route delivery of bandsaw blades and grinder plates and knives to approximately 65% of the listed stores.  See Annex C.

January 20, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Financial Services, page 31

General

5.	Please provide all the disclosures required by Guide 3 for WebBank for all required periods.

In response to this comment, we have added the disclosures required by Guide 3 for WebBank.

Provision for Loan Losses, page 43

6.
We note your disclosure that indicates the decrease in impaired loans was the result of a sale of nonperforming loans at the end of 2010 to a subsidiary of SPH. Please explain to us and clarify in your filing, if or how this sale reduced impaired loans on a consolidated basis. Please identify the subsidiary where the impaired loans now reside and discuss how they are assessed for recoverability.

WF Asset Corp. (“WFAC”), an indirect wholly owned subsidiary of the Company, was created for the purpose of purchasing a portfolio of loans, participations in loans and real estate property from WebBank, which is also an indirect wholly owned subsidiary of the Company.  WFAC purchased a portfolio of loans, participations in loans and real estate from WebBank on December 30, 2010 for a purchase price of $3,468,911.  The purchase price represented WebBank’s net book value of the net assets that were sold to WFAC and as a result there was no gain or loss recorded on the sale.  The fair value of the assets on WebBank’s books at the transaction date was calculated after taking into account any impairment of the assets by considering sources of recovery on each loan, including real and personal property and guarantees.

The purchase of the impaired loans and real estate had no effect on total consolidated impaired loans, investments and other assets but did change their classification from loans to investments and other assets. When held by WebBank, such assets were classified as loans in accordance with WebBank’s financial reporting policies.  WFAC classifies the loans and loan participations purchased from WebBank as investments in held-to-maturity securities and the real estate property owned is classified as other assets.

SPH’s determination of whether a security is other than temporarily impaired incorporates both quantitative and qualitative information. The Company considers a number of factors including, but not limited to, the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, the reason for the decline in fair value, changes in fair value subsequent to the balance sheet date, the ability and intent to hold investments to maturity, and other factors specific to the individual investment.

We have revised the disclosure on page 44 of Amendment No. 1 under the subheading “Provision for Loan Losses” to clarify that this sale did not have any impact on our impaired loans, investments and other assets on a consolidated basis.

January 20, 2012

Quantitative and Qualitative Disclosure about Market Risk, page 64

Risks Relating to Foreign Exchange, page 66

7.
Your disclosure states that you do not generally use derivative instruments to manage foreign currency risks. We note elsewhere in your document that you have substantial amounts of foreign currency derivatives outstanding as of December 31 2010, including an amount of restricted cash associated with these derivatives. We also note that it appears you recognized a material loss related to derivatives during the period ended September 30, 2011. Please revise your market risk disclosures to more fully discuss your exposures to foreign exchange, discuss the business purpose for the large foreign exchange derivatives position reflected in your financial statements, and clarify their impact on your financial statements.

We have revised our market risk disclosure to more fully discuss our exposures to foreign exchange.  We have also discussed the business purpose for the foreign exchange derivatives position and its impact on our financial statements.

Properties, page 67

8.	For leased properties, tell us what consideration SPH has given to filing the lease agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

We do not believe that any of the leases are material, in terms of “amount of significance,” as contemplated by Item 601(b)(10)(ii)(D) of Regulation S-K.  We believe that there is suitable alternative space available for lease in each market where we currently lease facilities without additional material cost to us.  Moreover, none of the individual lease payments is material in amount to us.

Financial Statements

Note 26 – Commitments and Contingencies, page F-83

9.
We note the various contingency disclosures in your filing. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing any quantified amounts) of the additional loss or range of loss, or state that an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertook to attempt to develop a range of reasonably possible loss for disclosure purposes and (2) for each material matter, what specific factors are causing the inability to estimate a range of loss and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining what potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide disclosures on an aggregated basis.

January 20, 2012

No estimate is required with respect to the HNH Pension Plan contingency arising from the WPC Group bankruptcy as any such amount would be immaterial to the Company.  With regard to environmental contingencies, it is reasonably possible that additional losses will be incurred beyond those amounts currently accrued. The speculative nature of any additional potential expenses does not permit the Company to estimate the amount of any such loss or losses, nor would the Company be in a position to establish a range of any such loss or losses.  In instances in which the Company is unable to provide an estimate of the reasonably possible additional loss or range of loss, the Company includes a statement to such effect for each such contingency disclosed in Note 26 of its financial statements.

Based on our current knowledge, we do not presently anticipate any such additional losses will have a “material” impact on our financial statements. Should the facts and circumstances change, including, but not limited to, results of future testing and/or changes in applicable environmental laws and/or regulations, we would adjust our accruals accordingly and/or add disclosure about the range of reasonably possible losses in excess of those accruals.  In establishing accruals for environmental matters, we consult with our senior management, internal environmental staff, our outside legal and/or environmental consultants and our legal and accounting personnel.  Accruals are developed based on the estimated costs of remediation for the particular site based on known or reasonably estimated information.  We do not have enough information at this time to establish a reasonably possible range of loss in excess of accrued amounts.

The extent of expected remediation activities and costs varies by site. A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology.  Remediation activities, generally involving soil and/or groundwater contamination, include pre-cleanup activities such as fact finding and investigation, risk assessment, feasibility study, design and action planning, performance (where actions may range from monitoring, to removal of contaminants, to installation of longer-term remediation systems), and operation and maintenance of a remediation system.

The estimate of expected remediation activities is less certain for those sites where testing may not have been started and/or sufficiently completed or where a remediation plan has yet to be completed, has yet to be approved by the relevant governmental agency or has yet to be implemented, and these are areas where there exists the reasonable possibility that additional losses will be incurred in the future.  Due to the uncertainty surrounding these facts and circumstances, however, it is not possible to estimate a range of such unknown liabilities.  As further information becomes available, whether from additional testing or approval of a remediation plan or otherwise, the Company will continue to perform a periodic evaluation of its accruals and will continue to evaluate our disclosures in light of ASC 450 and Item 103 of Regulation S-K.

Note 27 – Litigation and Regulatory Matters

BNS, page F-87

10.
We note that a subsidiary of BNS is the defendant in numerous asbestos related claims. Please refer to the Interpretive Response to Question 3 of SAB Topic 5:Y, and expand your disclosure to provide the claims and settlement information contemplated in the SAB.

In response to this comment, the Company is supplementally providing (below) the requested claims and settlement information, consistent with Interpretive Response to Question 3 ("What disclosures regarding loss contingencies may be necessary outside the financial statements?") to SAB Topic 5Y. In providing this information, however, we note that this information clearly demonstrates that the referenced asbestos litigation has not had a material impact on the Company's financial condition, results of operations or cash flows to date.  The Company manages these matters as routine litigation incidental to its business, and accordingly the Company does not believe that the requested information is required by Item 8 of Form 10, by Item 103 of Regulation S-K, or by ASC 450.

January 20, 2012

"As of September 30, 2011, BNS Sub was a defendant in 319 such asbestos-related cases, compared to 305 cases as of December 31, 2010 and 299 cases as of December 31, 2009.  During the nine months ended September 30, 2011, there were 40 new asbestos-related cases, 24 dismissed cases, and two settled cases; expenses totaled $10,582, and there were insurance recoveries in the amount of $74,389.  During the twelve months ended December 31, 2010, there were 34 new asbestos-related cases, 21 dismissed cases, and seven settled cases; expenses totaled $44,162, and there were insurance recoveries in the amount of $104,500.  During the twelve months ended December 31, 2009, there were 18 new asbestos-related cases, 33 dismissed cases, and four settled cases; expenses totaled $22,649, and there were insurance recoveries in the amount of $105,158  There have been no judgments against BNS Sub during these time periods, and settlements amounts have averaged less than $1,000 per case."

Rule 3-05 Financial Statements

SWH, Inc.

Independent Auditors Report

11.	Please obtain and file an audit report that includes the city and state of the relevant office of Brady, Martz & Associates P.C.

We have provided a revised audit report that includes the city and state of the relevant office of Brady, Martz & Associates P.C., with Exhibit 99.5 to Amendment No. 1.

Exhibits

12.	Please file SPH’s bylaws or instruments corresponding to bylaws as currently in effect and any amendments to them. See Item 601(b)(3)(ii) of Regulation S-K.

As a limited partnership, our principal corporate governance instrument is our Third Amended and Restated Limited Partnership Agreement, a copy of which was filed as Exhibit 3.5 to the Form 10.

Exhibits 10.4, 10.5, and 10.8

13.
We note that SPH did not file the attachments to the exhibits filed as exhibits 10.4, 10.5, and 10.8. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments. Please refile the exhibits with their attachments.

We have refiled exhibits 10.4, 10.5 and 10.8 with Amendment No. 1, which include the attachments to the exhibits.

January 20, 2012

Steel Partners Holdings L.P. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and Steel Partners Holdings L.P. will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact our outside counsel, Steve Wolosky, at (212) 451-2333 or Jason Saltsberg at (212) 451-2320.

Sincerely,

/s/ James F. McCabe, Jr.
James F. McCabe, Jr.
Chief Financial Officer

cc:	Warren Lichtenstein,
Chief Executive Officer

Steve Wolosky, Esq.,
Olshan Grundman Frome Rosenzweig & Wolosky LLP

Annex A

World Silver Survey 2011

Produced for The Silver Institute
by GFMS Limited

By:

Philip Klapwijk, Executive Chairman

Paul Walker, Chief Executive Officer

Peter Ryan, Senior Consultant

Philip Newman, Research Director

Neil Meader, Research Director

William Tankard, Senior Metals Analyst

Matthew Piggott, Metals Analyst

Ayako Furuno, Metals Analyst

Junlu Liang, Metals Analyst

Oliver Heathman, Metals Analyst

Cameron Alexander, Senior Metals Analyst, Perth, Australia

Gargi Shah, Metals Analyst, Mumbai, India

Mark Fellows, GFMS Mine Economics

George Coles, GFMS Mine Economics

Consultants & Other Contributors:

Vitaly Borisovich, Moscow, Russia

Rhona O'Connell

Neil Buxton

GFMS Limited
Hedges House, 153-155 Regent Street
London W1B 4JE, United Kingdom
Telephone: +44 (0)20 7478 1777
Fax: +44 (0)20 7478 1779
info@gfms.co.uk
www.gfms.co.uk

The Silver Institute
888 16th Street, NW, Suite 303
Washington, D.C., 20006, USA
Telephone: +1 202 835-0185
Fax: +1 202 835-0155
info@silverinstitute.org
www.silverinstitute.org

The ***World Silver Survey*** has been published annually by The Silver Institute since 1990. Copies of previous editions can be obtained by contacting The Silver Institute at the address and telephone number on the opening page. For copies outside of North America, contact GFMS at the address on the page overleaf.

ISSN: 1059-6992

ISBN: 978-1-880936-19-1

© **Copyright April 2011. The Silver Institute and GFMS Limited.**

We (and where relevant, any identified contributors or co-authors) are the owner or the licensee of all intellectual property rights in this document. This document is protected by copyright laws and treaties around the world. All such rights are reserved.

No organization or individual is permitted to reproduce or transmit all or part of this document (including without limitation extracts such as tables and graphs), whether by photocopying or storing in any medium by electronic means or otherwise, without the written permission of The Silver Institute and GFMS Limited. In cases where we have provided our document electronically, only the authorized subscriber, in respect of whom an individual user license has been granted, may download a copy of this document. Additional user licenses may be purchased on request.

Your reproduction, transmission, printing off, copying or downloading (where relevant) of all or part of this document in breach of these terms may result in civil or criminal actions against you.

While every effort has been made to ensure the accuracy of the information in this document, the content of this document is provided without any guarantees, conditions or warranties as to its accuracy, completeness or reliability. It is not to be construed as a solicitation or an offer to buy or sell precious metal, related products, commodities, securities or related financial instruments. To the extent permitted by law, we, other members of our group of companies and third parties connected to us hereby expressly exclude:

- All conditions, warranties and other terms which might otherwise be implied by statute, common law or the law of equity.
- Any liability for any direct, indirect or consequential loss or damage incurred by any person or organization reading or relying on this document including (without limitation) loss of income or revenue, loss of business, loss of profits or contracts, loss of anticipated savings, loss of goodwill and whether caused by tort (including negligence), breach of contract or otherwise, even if foreseeable.

World Silver Survey 2011

The Main Uses of Silver

Silver has unique properties which include its strength, malleability and ductility, its electrical and thermal conductivity, its sensitivity to and high reflectance of light and, despite it being classed as a precious metal, its reactivity which is the basis for its use in catalysts and photography. This versatility means that there are few alternative metals in most applications, particularly in high-tech applications in which reliability, precision and safety are fundamental.

Industrial

Silver possesses a number of technological qualities which make it ideal for a range of industrial applications. In particular, silver is the best electrical and thermal conductor of all metals, which makes it indispensable in numerous electrical applications, including conductors, switches, contacts and fuses. This includes the use of silver in electronics in the preparation of thick-film pastes, including silver-palladium for use as silk-screened circuit paths, in multi-layer ceramic capacitors, in the manufacture of membrane switches, silvered film in electrically heated automobile windshields and in conductive adhesives.

Contacts provide junctions between two conductors that can be separated and through which a current can flow, and also accounts for a sizable proportion of electrical demand. Conductive silver inks, made from silver paste (manufactured from silver powder), are printed onto a wide array of devices, including photo voltaic cells, solid state lighting devices, sensors, radio frequency identification tags and plasma display panels. Silver provides both exceptional conductivity and ease of electro-deposition from a double-alkali metal cyanide, such as potassium or silver cyanide, or by using silver anodes, at relatively low cost. Silver is also used as a coating material in optical data storage media, including DVDs.

The unique optical reflectivity of silver, and its property of being virtually 100% reflective after polishing, allows it to be used both in mirrors and glass coatings, cellophane or metals. Batteries, both rechargeable and non-rechargeable, are manufactured with silver alloys (increasingly silver-zinc) as the cathode and are regarded as a rapid growth area. Although expensive, silver cells have superior power-to-weight characteristics than their competitors. The most common of these batteries is the small button shaped silver oxide cell (approximately 35% silver by weight) used in watches, cameras and electrical products though demand from laptop and automotive industries is growing rapidly.

Silver, usually in the form of mesh screens but also as crystals, is also used as a catalyst in numerous chemical reactions. For example, silver is used in formaldehyde catalysts for the manufacture of plastics and, to an even greater extent, in ethylene oxide catalysts for the petrochemical industry. Silver is employed as a bactericide and algicide in an ever increasing number of applications, including water purification systems, surface treatments and disinfectants. The joining of materials (called brazing if done at temperatures above 600° Celsius and soldering when below) is facilitated by silver's fluidity and strength. Silver brazing alloys are used widely in applications ranging from air conditioning and refrigeration equipment to power distribution equipment in the electrical engineering and automobile industries.

Photography

The photographic process is based on the presence of light-sensitive silver halide crystals, prepared by mixing a solution of soluble silver, usually silver nitrate, with a soluble alkali metal halide such as sodium chloride or potassium bromide. These grains are then suspended in the unexposed film. The effect of light on the silver halide disturbs the structure of this compound, rendering it selectively reducible to metallic silver by reducing agents called developers. The resulting negative image is converted to the positive by repeating the process under specific conditions. Photographic film is used in radiography, the graphic arts and in consumer photography.

Jewelry and Silverware

Silver possesses working qualities similar to gold, enjoys greater reflectivity and can achieve the most brilliant polish of any metal. Consequently, the silversmith's objective has always been to enhance the play of light on silver's already bright surface. Pure silver (999 fineness) does not tarnish easily but to make it durable for jewelry it is often alloyed with small amounts of copper. It is also widely used with base metals in gold alloys. Sterling silver, at a fineness of 925, has been the standard of silverware since the 14th century, particularly in the manufacture of "hollow-ware" and "flatware". Plated silverware usually has a coating of 20-30 microns, while jewelry plating is only 3-5 microns.

Coins

Historically, silver was more widely used in coinage than gold, being in greater supply and of less value, thus being practical for everyday payments. Most nations were on a silver standard until the late 19th century with silver coin forming the main circulating currency. But after the gold rushes, the silver standard increasingly gave way to gold. Silver was gradually phased out of regular coinage, although it is still used in some circulating coins and especially in American, Australian, Canadian, Austrian and Mexican bullion coins for investors.

Fabrication Demand

58

World Silver Survey 2011

Fabrication Demand

Table 6a - Silver Fabrication: Electrical and Electronics (including the use of scrap - million ounces)

© GFMS Ltd / The Silver Institute

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
United States	34.1	37.6	39.5	47.4	52.1	55.0	57.7	61.4	52.4	64.0
Japan	26.6	29.4	30.2	38.0	43.7	46.0	46.8	38.7	28.2	51.1
China	16.3	17.1	18.8	21.0	23.5	25.8	31.5	35.5	31.3	38.4
Germany	15.7	15.6	16.2	17.7	18.3	19.7	21.4	21.7	15.7	21.0
South Korea	9.3	9.8	10.7	11.6	12.9	13.8	14.7	15.9	12.5	16.1
India	4.7	4.9	5.1	5.4	9.6	10.0	12.5	13.5	14.2	15.4
Taiwan	7.5	8.4	9.0	8.4	9.4	10.3	11.7	12.3	9.9	12.1
France	11.0	9.9	9.5	8.1	8.0	8.2	8.5	8.6	5.7	6.9
Italy	2.8	2.8	2.9	3.8	3.5	3.6	3.9	4.1	3.4	3.9
UK & Ireland	5.6	5.5	5.9	6.1	4.5	4.4	4.5	4.7	3.4	3.9
Hong Kong	2.5	2.8	2.7	3.0	3.0	3.3	3.5	3.3	2.7	3.1
Mexico	1.8	1.8	1.9	1.8	2.1	2.0	2.1	2.1	1.8	1.9
Brazil	1.3	1.3	1.2	1.7	2.1	0.9	1.5	1.5	1.2	1.6
Turkey	0.7	0.8	1.0	1.0	1.0	1.0	1.1	1.1	0.9	1.0
Australia	0.6	0.6	0.7	0.7	0.7	0.7	0.7	0.7	0.6	0.7
Netherlands	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.4	0.5
Switzerland	0.4	0.4	0.5	0.5	0.4	0.4	0.4	0.5	0.4	0.5
Spain	0.0	0.0	0.0	0.3	0.3	0.3	0.4	0.3	0.3	0.3
Austria	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Other Countries	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
World Total	**141.8**	**149.6**	**156.7**	**177.2**	**196.2**	**206.4**	**223.9**	**226.8**	**185.6**	**242.9**

Table 6b - Silver Fabrication: Brazing Alloys and Solders (including the use of scrap - million ounces)

© GFMS Ltd / The Silver Institute

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
China	10.6	12.2	14.4	15.8	17.8	18.8	20.7	25.4	25.9	28.0
India	1.8	1.9	2.0	2.2	4.2	4.3	5.2	5.7	6.1	6.5
United States	8.3	8.4	7.9	7.3	7.7	7.2	7.7	7.2	5.2	5.9
Japan	3.5	3.3	3.3	3.7	3.8	3.9	4.0	3.7	2.3	3.4
Germany	2.8	3.0	3.1	3.2	3.2	3.4	3.6	3.4	2.3	2.8
South Korea	1.2	1.4	1.4	1.6	1.9	2.0	2.4	2.6	2.1	2.3
UK & Ireland	2.7	2.5	2.8	3.0	2.9	3.1	2.4	2.3	1.8	2.2
Italy	2.0	2.1	2.0	2.0	2.2	2.4	2.5	2.4	1.7	1.8
Canada	0.3	0.3	0.3	0.4	0.8	1.5	2.4	2.2	1.1	1.7
Switzerland	1.3	1.3	1.4	1.4	1.5	1.4	1.4	1.4	1.2	1.3
Taiwan	0.9	1.0	1.1	1.1	1.1	1.2	1.3	1.2	1.0	1.2
Brazil	0.7	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.9	1.0
France	1.0	1.0	0.8	0.7	0.8	0.8	0.9	0.8	0.5	0.6
Spain	1.0	1.0	0.9	0.8	0.6	0.6	0.6	0.6	0.6	0.6
Australia	0.6	0.6	0.6	0.6	0.5	0.5	0.5	0.5	0.5	0.5
Mexico	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.4	0.4
Netherlands	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Indonesia	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
Other Countries	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.3	0.2	0.3
World Total	**39.8**	**41.6**	**43.7**	**45.5**	**50.8**	**52.9**	**57.4**	**61.3**	**54.0**	**60.8**

60

Annex B

BRANDSANALYSIS

Leading Lumberyards: Which brands do you perceive as driving your business this year in...

HIDDEN DECK FASTENERS

Other 3%
Sabre 2%
Fastenator 4%
Sure Drive/Ty-Lan 6%
Deckmaster 6%
EB-TY 7%
Phantom/Fiberon 8%
Trex 10%
CONCEALoc/
TimberTech 13%
Tiger Claw 18%
FastenMaster 23%

COMPOSITE DECK SCREWS

Other 2%
C-Deck 2%
National Nail 2%
CorrectDeck 2%
Deck Mate 3%
GRK Fasteners 4%
Dexxter 4%
Sure Drive 6%
PowerPro/Hillman 6%
SplitStop 7%
Grip-Rite/
PrimeSource 11%
TrapEase/
FastenMaster 51%

8 HOME IMPROVEMENT EXECUTIVE JANUARY 18, 2010
This statistical analysis copyright ©2010, Executive Media Corporation. Reproduction of *Home Improvement Executive* in whole or in part only with written permission.

Annex C

Stagnito MEDIA

From the publisher of PROGRESSIVE GROCER

2011

Marketing Guidebook

THE COMPREHENSIVE SOURCE FOR GROCERY, DRUG AND MASS MERCHANT INSIGHTS

EXPERIENCE THE ONLINE VERSION AT WWW.MARKETINGGUIDEBOOK.COM

Marketing Guidebook **Year in Review**

Leading Grocery Retailers

	Company Name	Location	Total U.S. Stores	2009 Retail Supermarket Sales*
1	Wal-Mart Stores, Inc.	Bentonville, AR	2,934	139,687,500,000
2	The Kroger Co.	Cincinnati, OH	2,470	62,688,600,000
3	Safeway Inc.	Pleasanton, CA	1,477	35,034,000,000
4	SUPERVALU INC. (Retail)	Eden Prairie, MN	1,484	31,637,000,000
5	Ahold USA, Inc.	Quincy, MA	743	22,803,900,000
6	Publix Super Markets, Inc.	Lakeland, FL	1,022	21,832,200,000
7	Delhaize America Inc.	Salisbury, NC	1,612	18,754,800,000
8	H.E. Butt Grocery Company	San Antonio, TX	281	11,664,900,000
9	The Great Atlantic & Pacific Tea Company, Inc.	Montvale, NJ	405	8,813,600,000
10	Meijer, Inc.	Grand Rapids, MI	194	8,567,000,000
11	Whole Foods Market Inc.	Austin, TX	288	8,031,620,000
12	Winn-Dixie Stores, Inc.	Jacksonville, FL	514	7,366,965,000
13	Trader Joe's Co., Inc.	Monrovia, CA	339	6,959,200,000
14	Target Corp. (Supercenters only)	Minneapolis, MN	251	6,672,900,000
15	Giant Eagle, Inc.	Pittsburgh, PA	226	5,848,700,000
16	Save Mart Supermarkets	Modesto, CA	244	4,764,500,000
17	Hy-Vee, Inc.	West Des Moines, IA	201	4,732,700,000
18	WinCo Foods Inc.	Boise, ID	78	4,625,000,000
19	Albertsons LLC	Boise, ID	223	4,580,700,000
20	Wegmans Food Markets, Inc.	Rochester, NY	76	4,509,700,000
21	Aldi USA, Inc.	Batavia, IL	1,054	4,014,900,000
22	Harris Teeter, Incorporated	Matthews, NC	199	3,827,005,000
23	Stater Bros. Holdings, Inc.	San Bernardino, CA	167	3,821,000,000
24	Roundy's Supermarkets, Inc. (Retail)	Milwaukee, WI	154	3,746,000,000
25	Price Chopper/The Golub Corp.	Schenectady, NY	128	3,553,200,000
26	Ingles Markets, Inc.	Black Mountain, NC	202	3,250,933,000
27	Raley's Supermarkets Inc.	West Sacramento, CA	133	3,042,000,000
28	BI-LO, LLC	Greenville, SC	207	2,559,400,000
29	Weis Markets, Inc.	Sunbury, PA	165	2,514,375,000
30	Schnuck Markets, Inc.	Saint Louis, MO	106	2,412,800,000
31	Wakefern Food Corporation (Retail)	Keasbey, NJ	91	2,403,700,000
32	DeMoulas Supermarkets, Inc.	Tewksbury, MA	63	2,394,600,000
33	Tops Markets, Inc.	Buffalo, NY	131	2,207,700,000
34	Brookshire Grocery Company	Tyler, TX	151	1,979,400,000
35	Smart & Final Stores LLC	Los Angeles, CA	281	1,807,300,000
36	Bashas' Inc.	Chandler, AZ	129	1,667,300,000
37	K-VA-T Food Stores, Inc.	Abingdon, VA	105	1,589,300,000
38	Spartan Stores, Inc. (Retail)	Grand Rapids, MI	97	1,460,671,000
39	Big Y Foods, Inc.	Springfield, MA	56	1,400,000,000
40	Houchens Industries, Inc.	Bowling Green, KY	443	1,264,177,398
41	The Grocers Supply Co., Inc. (Retail)	Houston, TX	60	1,225,900,000
42	Village Super Market, Inc.	Springfield, NJ	25	1,208,097,000
43	Lowes Food Stores, Inc.	Winston Salem, NC	110	1,187,700,000
44	United Supermarkets, Ltd.	Lubbock, TX	50	1,120,600,000
45	Saker Supermarkets, Inc.	Freehold, NJ	27	1,090,700,000
46	Marsh Supermarkets, Inc.	Indianapolis, IN	101	1,086,300,000
47	C & S Wholesale Grocers, Inc. (Retail)	Keene, NH	95	1,051,200,000
48	Woodman's Food Markets, Inc.	Janesville, WI	12	1,015,000,000
49	Central Grocers, Inc. (Retail)	Joliet, IL	33	976,300,000
50	Tesco USA	El Segundo, CA	159	945,400,000
51	Inserra Supermarkets Inc.	Mahwah, NJ	21	937,300,000

20 Marketing Guidebook Year in Review - Stagnito Media © 2010